Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 11, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Myriad Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form 10

File No. 001-34275

Ladies and Gentlemen:

On behalf of Myriad Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”) filed in connection with the spin-off of the Company from its parent company, Myriad Genetics, Inc. (“Myriad Genetics”), initially filed with the Commission on April 1, 2009. Exhibit 99.1 to Amendment No. 1 includes a revised version of the Preliminary Information Statement originally filed with the Registration Statement on April 1, 2009 (the “Information Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance given by letter (the “Comment Letter”) dated April 29, 2009 from Jeffrey Riedler, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of Amendment No. 1 and one courtesy copy of this response letter to Mr. Riedler as well as to each of John Krug, Dana Hartz, and Mark Brunhofer of the Commission.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Form 10

General

1.	Comment: We will need time to review all new disclosure, including all of the exhibits. Please file your remaining exhibits as soon as practicable.

Response: The Commission’s comment is noted, and the Commission is supplementally advised that the Company will file the remaining exhibits with a future amendment(s) to the Registration Statement as promptly as practicable after the remaining exhibits are finalized. The Company acknowledges that the Commission may have further comments after reviewing such exhibits.

2.	Comment: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Commission’s comment is noted, and the Company has endeavored to make appropriate changes throughout the Information Statement in response to the comments.

3.	Comment: Please update your disclosure to the most recent date practicable.

Response: In response to this comment, the Company has updated the disclosure in the Information Statement as of the most recent practicable date.

4.	Comment: It appears that you intend to request confidential treatment for at least one exhibit. Comments related to any request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

Response: The Commission’s comment is noted, and the Company acknowledges that the confidential treatment request must be granted, or the request withdrawn, prior to the effectiveness of the Registration Statement. In connection with the filing of Amendment No. 1, the Company has filed a revised confidential treatment request with the Commission dated May 11, 2009, which amends and restates the Company’s confidential treatment request dated April 1, 2009 to include a request for confidential treatment for an additional exhibit to the Registration Statement.

Exhibit 99.1 – Information Statement

Facing Page

5.	Comment: Please clarify whether and how the separation will affect the market on which Myriad Genetics’ common stock is currently traded.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Response: In response to this comment, the Company has revised the disclosure in the letter from Myriad Genetics and on page 9 of the Information Statement to state that following the separation, the Myriad Genetics common stock will continue to trade on the NASDAQ Global Select Market under the symbol “MYGN.”

Myriad Pharmaceuticals, Inc., page 1

6.	Comment: Please revise your disclosure here and in the business section to add a statement that clarifies that you currently do not have any products that are commercially available and that none of your products have obtained FDA approval.

Response: In response to this comment, the Company has revised the disclosure as requested in the letter from Myriad Pharmaceuticals and on pages 2 and 59 of the Information Statement.

Summary, page 1

Risks Related to Our Business, page 5

7.	Comment: The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses primarily on the positive attributes of the company. Please balance the discussion of your strategy, technology and product candidates with a discussion of your challenges and risks. This new disclosure should be at least as prominent and detailed as your discussion of your strategy, technology and product candidates. For example, set forth the risks you refer to in bullet format, with the nature of each specific risk highlighted and described briefly.

Response: In response to this comment, the Company has revised the disclosure as requested.

The Separation – Overview, page 6

8.	Comment: We note the first complete risk factor on page 26. Please expand the discussion to explain how the separation “…should not only enhance each company’s strength, but will also improve each company’s strategic, operational and financial flexibility.”

Response: In response to this comment, the Company has revised the disclosure as requested on page 7 of the Information Statement.

9.	Comment: We note from the summary financial information presented on page 13 that Myriad Pharmaceuticals’ assets appear to be insufficient to support its current rate of losses. Please expand the discussion to indicate whether, and the extent to which, Myriad Genetics will provide funding to enable Myriad Pharmaceuticals to continue operations, the extent of such funding, and the period of time such funding is anticipated to enable Myriad Pharmaceuticals to continue operating.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Response: In response to this comment, the Company has expanded the discussion in the overview on page 7 of the Information Statement to clarify the extent and timing of funding Myriad Genetics will provide to the Company to continue operations.

Risk Factors – General, page 14

10.	Comment: To the extent you are aware of any potential adverse side effects of your product candidates, please include a risk factor describing these adverse effects.

Response: In response to this comment, as well as Comment 14, the Company has expanded the risk factor on page 20 of the Information Statement to include the requested information.

“We anticipate that we will incur losses for the foreseeable future…,” page 14

11.	Comment: Please quantify the extent of losses experienced to date.

Response: As discussed in the Information Statement, the Myriad Pharmaceuticals, Inc. entity is a combination of Myriad Genetics’ drug development and research businesses. The Company respectfully submits that Myriad Genetics’ historical financial information was not aggregated in a manner that would allow the quantification of losses of these businesses since inception without unreasonable effort and expense. This is primarily due to the fact that many of the costs reflected in the carve-out financial statements of the Company were common costs that have been allocated between Myriad Genetics and the Company, and the Company has not retained the necessary documentation to allocate such costs since inception. Accordingly, it is not practicable to aggregate losses since inception for the operations of the Company. However, in connection with the preparation of the Information Statement, the Company has included audited historical financial information of these businesses for the years ended June 30, 2008, 2007 and 2006, as well as unaudited historical financial information for the six months ended December 31, 2008. Accordingly, in order to provide an indication of the extent of losses incurred, the Company has revised the disclosure on page 15 of the Information Statement to quantify the losses for these periods.

“Our future success depends on our ability…,” page 15

12.	Comment: Please identify the principal members of your management and scientific staff upon whom you are dependent. In addition, discuss the extent to which you have employment agreements with these individuals.

Response: In response to this comment, the Company has revised the disclosure on page 16 of the Information Statement to identify the principal members of its management and scientific staff upon whom it is dependent. The Company respectfully submits that the disclosure on page 16, as well as pages 90 and 95, of the Information Statement, states that the Company intends to enter into standard, at-will employment agreements with no defined terms, and retention agreements with each of its executive officers.

13.

Comment: We note your dependence on the principal members of your executive and scientific teams. We also note your future success depends on your ability to retain these individuals. Please clarify how agreements that are terminable at will, and which

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

do not contain non-compete provisions, contribute to the risks you face, or, in the alternative, enable you to address these risks. In addition, please expand the discussion to describe Myriad Genetics’ past experience with the loss of its executive and scientific personnel.

Response: In response to this comment, the Company has revised the disclosure on page 16 of the Information Statement to clarify that these agreements contribute to the risks the Company faces with respect to its ability to retain these individuals. The Commission is supplementally advised that Myriad Genetics has not experienced any significant problems in the past due to the loss of its executive and scientific personnel.

“lf clinical trials for our drug candidates are prolonged or delayed…,” page 17

14.	Comment: Please disclose any significant problems, significant side effects or unsuccessful results from any clinical trials you have conducted to date relating to your product candidates.

Response: In response to this comment, as well as Comment 10, the Company has revised the disclosure on page 20 of the Information Statement to include information regarding the known side effects of its product candidates. The Commission is supplementally advised that the Company currently has no unsuccessful clinical trial results for its drug candidates to disclose, and respectfully submits that the disclosure on pages 18-19 of the Information Statement accurately describes the potential difficulties the Company may encounter as it conducts its clinical trials, none of which have caused the Company significant problems to date. The Company respectfully notes that its drug candidates are all in early stages of development (as disclosed in the risk factor on page 17). Accordingly, as the drug candidates enter later stages of clinical development and are investigated in larger patient populations, the Company may encounter specific problems at which point it would expect to update the disclosure in its periodic filings with the Commission.

“The markets for our drug candidates are subject to intense competition.”– page 21

15.	Comment: Please expand the discussion to identify your principal competitors and their stage of development of competing products.

Response: In response to this comment, the Company has expanded the disclosure as requested on page 22 of the Information Statement, and has also expanded the disclosure on pages 73-74 of the Information Statement in the same manner.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

“We rely on third parties to conduct our clinical trials…,” page 22

“We have no manufacturing capacity and depend on third-party…,” page 23

“We depend on a limited number of third-party suppliers…,” page 24

16.	Comment: Please identify the third parties that you substantially rely upon to conduct clinical trials, manufacture your candidates, or to supply needed ingredients. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of such agreements. You should also file the agreements as exhibits to the Form 10, if material. If you have determined you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to provide these services or products.

Response: The Commission is supplementally advised that, based on the reasoning set forth below, the Company does not believe that it is substantially dependent on any particular (i) third party, including clinical research organizations (“CROs”), for execution of its clinical trials, (ii) third-party manufacturer for the production of its drug candidates, or (iii) third-party supplier for the raw materials used in its manufacturing processes. Therefore, the Company respectfully submits that the identity of such third parties is not material to investors and that agreements with such third parties are not required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K.

CRO Agreements

The Company currently engages several separate CROs to conduct its ongoing clinical trials pursuant separate CRO agreements. With respect to these agreements with the CROs, the Commission is supplementally advised that:

•

the Company has contracted with multiple CROs in the course of the development of its drug candidates and such agreements are of the type that ordinarily accompany the kind of business conducted by the Company and were entered into in the ordinary course of the Company’s business;

•

the Company is not substantially dependent on any specific arrangement and believes it could readily replace any CRO with any number of other CROs without any significant delay, expense or other disruption to the course of any given clinical trial; and

•	the contracts are generally terminable by the Company on short notice without penalty.

Accordingly, because (i) these agreements are entered into in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any such agreements or any single CRO, the Company believes that the identity of these third parties is not material to investors and that these agreements need not be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

In addition to providing the supplemental information above, the Company has revised the disclosure on page 24 of the Information Statement to state the Company’s belief that there are a number of other CROs it could engage in the event the Company had to replace one of its existing CROs.

Manufacturing Agreements

With respect to the Company’s agreements for the manufacture of its clinical drug supplies, the Company respectfully submits that it does not believe the identity of these third-party manufacturers is material to investors or that its current agreements with these manufacturers are required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. With respect to these agreements, the Commission is supplementally advised that:

•	such agreements are entered into in the ordinary course of the Company’s business;

•

such agreements relate only to limited quantities required for the Company’s clinical trials, and the Company anticipates entering into other manufacturing agreements for commercial scale production of its clinical drug candidates as the Company moves closer to NDA filings with the FDA for these drug candidates;

•

there are no manufacturer specific proprietary processes required for the manufacture of the Company’s drug candidates, and the Company believes that there are a number of potential replacements for its third-party manufacturers;

•

because these agreements are only for limited clinical supplies of drug candidates, the Company believes it could replace these manufacturers with some, but minimal delay, expense or other disruption to any clinical trial;

•	these agreements contain no minimum purchase requirements; and

•	the contracts are generally terminable by the Company on short notice without penalty.

Accordingly, because (i) these agreements are entered into in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any particular agreement, the Company believes that the identity of these third parties is not material to investors and that these agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

If the Company enters into an agreement with a third-party manufacturer for commercial scale production of its clinical drug candidates, the Company will analyze such agreement as to materiality and determine whether disclosure is required and if the agreement is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. If any such agreement is determined to be material, the Company will comply with the applicable requirements of Item 1.01 of Form 8-K.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

In addition to providing the supplemental information above, the Company has revised the disclosure on page 25 of the Information Statement to state the Company’s belief that there are a number of potential replacement manufacturers the Company could engage in the event it had to replace one of its existing manufacturers.

Supply Agreements

With respect to the Company’s agreements with third-party suppliers for the raw materials required for the manufacture of its drug candidates, the Company respectfully submits that it does not believe that the identity of these third-party suppliers is material to investors or that its current agreements with these suppliers are required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. With respect to these agreements, the Commission is supplementally advised that:

•	such agreements are entered into in the ordinary course of the Company’s business;

•

because there is no shortage of access to the raw materials used in the manufacturing processes of the Company’s drug candidates, the Company believes it could readily replace any supplier with any number of other suppliers without any significant delay, expense, or other disruption to the course of any given clinical trial;

•	these agreements contain no minimum purchase requirements; and

•	the contracts are generally terminable by the Company on short notice without penalty.

Accordingly, because (i) these agreements are entered into in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any particular agreement, the Company believes that the identity of these third parties is not material to investors and that these agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

In addition to providing the supplemental information above, the Company has revised the disclosure on pages 25-26 of the Information Statement to clarify that the Company is not restricted to a “limited number” of third-party suppliers for the raw materials required for the production of its drug candidates.

“We have no operating history as an independent company…,” page 26

17.	Comment: Please expand the discussion to disclose what, if any, services Myriad Genetics will provide under the Separation and Distribution agreement and disclose when Myriad Genetics will stop providing these services.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Response: In response to this comment, the Company has revised the disclosure as requested on page 28 of the Information Statement.

18.	Comment: Please expand the discussion to quantify the cost to replace the systems and business functions previously provided by Myriad Genetics. In addition, please quantify the “significant investments to develop our independent ability to operate without Myriad Genetics’ existing operational and administrative infrastructure.”

Response: The Company is in the process of quantifying the costs to replace the systems and business functions as well as quantifying its ability to develop an operational and administrative infrastructure. In response to this comment, the Company has expanded the discussion on page 28 of the Information Statement to include an estimate of these costs, which amount will be included in the next amendment filed to the Registration Statement.

“We may have received better terms from unaffiliated third parties…,” page 28

19.	Comment: Please expand the discussion to briefly describe how the terms of the separation were determined, e.g. what, if any, criteria was used to determine the allocation of assets?

Response: In response to this comment, the Company has revised the disclosure as requested on page 30 of the Information Statement.

“The ownership by our executive officers…,” page 28

20.	Comment: Please expand the discussion to clarify the extent to which these individuals participated in negotiating the separation agreement.

Response: In response to this comment, the Company has revised the disclosure as requested on page 30 of the Information Statement.

The Separation, page 33

21.	Comment: Please expand the discussion to briefly describe how the terms of the separation were determined and by whom.

Response: In response to this comment, the Company has revised the disclosure as requested on page 35 of the Information Statement.

Structure of the Separation, page 33

22.	Comment: Please expand the discussion to quantify the cash and “certain liabilities” that will be contributed to Myriad Pharmaceuticals. The registrant should explain the source of the funds the parent will use to fund the registrant on a post spin-off basis. For example, is there already sufficient cash on hand or is there a financing agreement in place or in negotiation?

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Response: In response to this comment, the Company has expanded the discussion on page 36 of the Information Statement to disclose the cash and certain liabilities that Myriad Genetics will contribute to the Company to continue operations. The Commission is supplementally advised that, as disclosed, prior to the distribution, Myriad Genetics will contribute $185 million to the Company’s capital. There is no financing agreement in negotiation, nor is any further financing arrangement between the Company and Myriad Genetics contemplated. The Commission is also supplementally advised that the Company will assume any continuing contractual obligations related to the research and drug development businesses of Myriad Genetics (none of which are material). However, all liabilities or payables related to such businesses that accrue prior to the distribution, except as noted on page 36, will remain the responsibility of Myriad Genetics.

23.	Comment: If there is a financing agreement, consideration should be given to explaining the terms of the agreement and filing the agreement as an exhibit.

Response: The Commission is supplementally advised that there is no financing agreement in negotiation, nor is any financing arrangement (other than the capital contribution of $185 million as disclosed) between the Company and Myriad Genetics contemplated.

24.	Comment: The discussion should be revised to clearly explain the scope of both the research and drug development business that will be spun off to the registrant and the “molecular diagnostic business” that will be the business of the parent including assets and liabilities assigned to each, material agreements assigned to each and the related rights and obligations, proposed business activities, etc. The respective rights, properties, assets, etc. should be specifically defined and identified.

Response: In response to this comment, the Company has revised the disclosure as requested on pages 35-36 of the Information Statement.

25.	Comment: Please clearly explain to what extent the two businesses will or will not overlap. For example, will the parent retain royalty rights regarding products currently or potentially in the registrant’s pipeline? Will Myriad Genetics own royalty-related assets unrelated to the products the registrant is developing or may develop and what are these rights?

Response: The Commission is supplementally advised that following the separation and distribution, there will be absolutely no overlap between the research and drug development businesses to be operated by the Company and the molecular diagnostic business of Myriad Genetics, nor will there be any rights, royalty-related or otherwise, that Myriad Genetics will retain with respect to the separated research and drug development businesses.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

26.	Comment: If applicable, the registrant should include disclosure regarding the extent to which it may be required to pay Myriad Genetics license fees for products that they are or may be developing in the future, the terms thereof, and the non-arm’s length nature of that arrangement. Also, the registrant should include disclosure, to the extent applicable, explaining the possibility that Myriad Genetics may be able to sublicense the right to third parties to develop the same products that the registrant is or may develop in the future. If either is possible, the registrant should include risk factor disclosure discussing the potential negative effects on the registrant’s prospects and the nature of any conflicts of interest the Myriad Genetics Board has in structuring the businesses of the two post-split companies the way they did.

Response: The Commission is supplementally advised that following the separation and distribution the Company will not be required to pay Myriad Genetics any license fees for products that the Company is developing or may develop in the future. Furthermore, there will be no possibility that Myriad Genetics will be able to sublicense the right to third parties to develop the same drug candidates that the Company is developing or may develop in the future.

Reasons for the Separation, page 31

27.	Comment: Please include a discussion of any negative aspects of the separation considered by the board of directors.

Response: In response to this comment, the Company has revised the disclosure as requested on page 37 of the Information Statement.

Conditions to the Distribution, page 39

28.	Comment: Please expand the discussion to clarify which of the conditions may be waived pursuant to the Separation and Distribution Agreement.

Response: In response to this comment, the Company has revised the disclosure as requested on page 42 of the Information Statement.

29.	Comment: You state Myriad Genetics’ board of directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. Supplementally, please tell us when and how you will inform investors of any amendments or modifications that may take place.

Response: The Commission is supplementally advised that if the distribution is amended or modified between the time the final Information Statement is mailed to the Myriad Genetics stockholders and the date of the distribution, it is expected that the Company and Myriad Genetics would inform investors by (i) issuing a press release and (ii) filing a Current Report on Form 8-K with the Commission.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

30.	Comment: You disclose that your revenue recognition policy for research revenue includes recognizing revenue on a straight-line basis over the terms of the agreement, as underlying research costs are incurred or on the basis of contractually defined output measures such as units delivered. This requires you to identify the principal costs under the agreements for personnel expenses to conduct research and development activities and also material and other direct and indirect items related to the research. On page 47 you state that you do not assign or allocate internal contest to individual development programs. Please tell us how your ability to use the proportional performance methodology of revenue recognition for your research and technology license agreements is not impeded by not assigning or allocating internal costs to individual development programs. In addition, for each period presented, please disclose the amount of external costs incurred for each of your major research and development projects. For your internal costs, please provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on each project.

Response: The formation of Myriad Pharmaceuticals will be accomplished through the contribution of Myriad Genetics’ drug development business and a separate research business. The research revenues discussed in the Company’s critical accounting policies are derived from third-party collaborations as detailed in Note 11 to the combined financial statements. For the research business and all collaborative agreements generating revenue the Company does track and assign all internal and external costs related to specific projects, including personnel costs, lab supplies, facilities costs, external contract research, and similar expense. This allows the Company to accurately calculate revenue for collaborations where the revenue is based on the underlying research costs.

The separate drug development business contributed to Myriad Pharmaceuticals does not assign or allocate internal costs such as personnel, facilities, or lab supplies to individual projects (as disclosed on page 50 of the Information Statement). Instead, the costs of multiple preclinical programs are aggregated in separate departments developing many different programs simultaneously. The preclinical programs that have demonstrated the highest likelihood of success are then advanced as drug candidates for testing in humans. Drug candidates are assigned a unique project code and all external costs such as drug supply manufacturing, clinical trial costs, and other outsourced research are specifically assigned to the drug candidate. To minimize administrative cost, internal costs such as personnel costs and facilities to run clinical programs for the Company’s drug candidates are accumulated in shared-service departments and are not allocated to each drug candidate. The mix of internal and external costs varies by drug candidate. Because of this distinction and the Company’s inability to report internal costs by drug candidate, the Company believes that disclosure of only its external costs would provide an incomplete picture of the research and development costs of each of its drug candidates and would be misleading to investors.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

In addition, the Company believes that disclosure of the external portion of its research and development costs for each drug candidate would result in serious competitive harm to the Company. Discussions with potential business partners, contract negotiations for pricing with potential customers, and the Company’s position relative to competitors with similar drug candidates could be negatively impacted by public disclosure of this information.

The Company competes against some of the largest pharmaceutical and biotechnology companies in the world. Many of these competitors are not obligated to disclose the costs of their research and development of competing products due to the lack of materiality of such projects as compared to other research and development projects on which they are engaged, or due to the lack of materiality of such projects in relation to their financial statements taken as a whole. The specific and detailed disclosure of research and development costs incurred by the Company, as requested, especially in light of the lack of equivalent disclosure by many of its competitors, would place the Company at an unfair competitive disadvantage. Such information would weaken the Company’s competitive position in that a competitor would be armed with commercially sensitive information about the Company that would enable the competitor to alter or accelerate its competitive program in response to the Company’s historic level of expenditures or recent changes in its level of expenditures in its programs.

Furthermore, the Company believes that disclosure of such information would place it at a competitive disadvantage in negotiating with vendors and service providers, including third-party clinical research organizations, and potential strategic collaborators. If these parties became aware of the amount of research and development expenditures allocated to a given project as compared to the Company’s aggregate research and development costs for a particular period, they would be in a position of leverage in negotiating the terms for the services they provide or the terms of a proposed collaboration, as the case may be, which could negatively impact the Company’s ability to secure agreements with them on optimal terms, or could even make certain proposed arrangements commercially prohibitive to the Company.

For these reasons, the Company believes that disclosure of this proprietary information would cause it serious competitive harm. Accordingly, the Company respectfully proposes that it be allowed to continue reporting research and development costs for its drug development business on an aggregate basis.

In response to this comment, the Company has revised the discussion on page 50 of the Information Statement to clarify and distinguish the difference of tracking costs between the drug development business and the research business. The Company has also disclosed the amount of the total costs associated with these research and collaboration agreements in which revenue has been recognized.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Critical Accounting Policies

Share-Based Payment Expense, page 49

31.	Comment: On page 87 you indicate that the treatment of outstanding options to purchase shares of Myriad Genetics common stock will be determined prior to the separation and distribution. Prior to effectiveness, please revise the disclosure throughout your filing to clarify what will happen to outstanding common stock options and other equity awards, including those under the Myriad Genetics employee stock purchase plan. To the extent that existing awards will be converted into Myriad Pharmaceuticals awards, please disclose the potential accounting impact of award modifications under paragraphs 53 and 54 of SFAS 123R.

Response:

Myriad Genetics Employee Stock Purchase Plan

Under the Myriad Genetics employee stock purchase plan, the next purchase date will occur on May 31, 2009 at which time shares of common stock of Myriad Genetics will be purchased and issued to employees of both Myriad Genetics and Myriad Pharmaceuticals. Myriad Genetics will, in accordance with its employee stock purchase plan, not commence a new offering under its employee stock purchase plan until after the separation and therefore at the time of the separation there will not be any options outstanding under the Myriad Genetics employee stock purchase plan. After the separation, Myriad Genetics will recommence the Myriad Genetics employee stock purchase plan and Myriad Pharmaceuticals intends to adopt a similar plan for its employees.

Clarify the Treatment of Outstanding Common Stock Options upon Separation and Distribution

In connection with the separation, each outstanding Myriad Genetics stock option will be converted into (i) an adjusted Myriad Genetics common stock option, exercisable for the same number of shares of common stock as the original Myriad Genetics option, and (ii) a new Myriad Pharmaceuticals common stock option, exercisable for one-fourth of the number of shares of common stock as the original Myriad Genetics option. The exercise price of each Myriad Genetics option and each Myriad Pharmaceuticals option will be determined by adjusting the original exercise price of the Myriad Genetics option for incentive stock options in accordance with Section 422 of the Internal Revenue Code and the rules and regulations thereunder and for nonqualified stock options in accordance with Section 409A of the Internal Revenue Code and the rules and regulations thereunder.

In response to this comment, the Company has added disclosure on pages 52 and 92-93 of the Information Statement describing the treatment of outstanding stock options upon the separation and distribution.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Accounting Impact of Award Modification under SFAS 123R

In response to this comment, the Company has added disclosure under the heading “Share-Based Payment Expense” on pages 52-53 of the Information Statement to discuss the potential accounting impact of the stock option award modifications under SFAS 123R.

Our Research Services Capabilities, page 65

32.	Comment: If you did not receive substantial amounts of revenues from your prior collaborations, the discussion should be revised to provide this information. If the agreements were not material in amount, consideration should be given to deleting the names of the parties to the agreements.

Response: In response to the comment, the Company has revised the disclosure on pages 69-70 of the Information Statement to state the amount of research revenue for each of the years ended June 30, 2008, 2007 and 2006 as well as for the six months ended December 31, 2008. The Company has also revised the disclosure on pages 55 and 69-70 to note that it expects research revenue to continue to decrease. The Commission is supplementally advised that there have been no material research agreements entered into within the last two years, and accordingly, the Company has deleted the names of the parties set forth on page 70.

33.	Comment: If the collaboration agreements were entered into within the past two years, please file these agreements as exhibits. If you have determined that these agreements are not material and that you were not and are not substantially dependent upon them, please provide us with an analysis supporting this determination.

Response: Please see the response to Comment 32 above.

Material Licenses, page 67

34.	Comment: We note your reference to the license agreement with EpiCept. Since this agreement was entered into with your parent, please explain how the registrant becomes a party to the agreement and whether EpiCept has agreed and/or is required to agree. If applicable, similar information should be provided pertaining to the license agreement with the University of North Carolina.

Response: In response to this comment, the Company has revised the disclosure on page 72 of the Information Statement to state that Myriad Genetics entered into the license agreement with EpiCept and that the license agreement will be assigned by Myriad Genetics to the Company prior to the completion of the separation. The Commission is supplementally advised that although Myriad Genetics may assign the agreement to an affiliate without the consent of EpiCept pursuant to Section 13.5(b) of the agreement, Myriad Genetics has initiated discussions with EpiCept to obtain their consent to such assignment and it expects that there will be no issues in obtaining such consent.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

The Commission is supplementally advised that, as disclosed on page 72 of the Information Statement, the Company (i.e. MPI) entered into the license agreement with the University of North Carolina in January 2009. Accordingly, no assignment of this agreement is necessary.

35.	Comment: The discussion of the EpiCept agreement should include the material terms of the agreement, how licensing fees will be shared, the aggregate amount of potential milestone payments, minimum royalty payments, a range within which the potential royalty payments may fall, e.g. mid to high teens, termination provisions, financial commitments, and aggregate amounts paid to date. To the extent applicable, similar information should be provided with respect to the license agreement with the University of North Carolina.

Response: In response to this comment, the Company has revised the disclosure as requested on pages 72-73 of the Information Statement.

Manufacturing and Supply, page 68

36.	Comment: Please identify your contract manufacturer and file your agreement with this manufacturer as an exhibit. If you have determined that the agreement is not material and you are not substantially dependent upon the manufacturer, please provide us with an analysis supporting this determination.

Response: Please see the response to Comment 16 above relating to the Company’s third-party manufacturing agreements.

Management, page 77

37.	Comment: We note the reference to the three directors who will resign. Please expand the discussion to indicate that at least three of the remaining directors are also directors of Myriad Genetics, Inc. Please state whether the continuing directors of the company who are also directors of Myriad Genetics intend to remain as directors of both companies.

Response: In response to this comment, the Company has revised the disclosure as requested on page 82 of the Information Statement to indicate that (i) Mr. Attiyeh, Mr. Belle and Drs. Gilbert, Henderson, Langer and Wilson also currently serve on the Myriad Genetics Board of Directors, (ii) Mr. Belle is expected to resign from the Myriad Genetics Board of Directors immediately prior to the distribution, (iii) each of Mr. Attiyeh, Dr. Gilbert and Dr. Wilson is expected to resign from the Company’s Board of Directors upon the earlier of (1) appointment of a replacement director by the Company’s Board of Directors prior to the distribution or (2) immediately prior to the distribution, and (iv) following the distribution Drs. Henderson and Langer will continue to serve on both the Company’s Board and the Board of Myriad Genetics.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

38.	Comment: Please expand the discussion to clarify who will appoint the remaining directors and when these appointments will be made.

Response: Please see the response to Comment 37 above.

39.	Comment: Please tell us whether the “appointment of new directors” at the top of page 77 refers to the annual election of directors. If so, please expand the discussion to indicate when the annual meeting is anticipated to be held. If the remaining directors will appoint new directors, tell us when such appointment will occur.

Response: Please see the response to Comment 37 above.

40.	Comment: Please state whether the information statement delivered to shareholders will identify the individuals who will replace Ms. Wilson and Messrs. Attiyeha and Gilbert as directors. Similarly, do you intend to revise the information statement to identify who will fill the two vacant positions on the three member audit committee and who will function as an “audit committee financial expert?”

Response: The Commission is supplementally advised that it is expected that Mr. Attiyeh will be replaced on the Company’s Board and its audit committee on June 1, 2009 by Robert Forrester (who is also an “audit committee financial expert”) and that the Company is also currently in the process of identifying independent directors to replace Drs. Gilbert and Wilson. To the extent such replacement directors are identified prior to the time the Information Statement is finalized and mailed to the Myriad Genetics stockholders, the final Information Statement will be revised to reflect the appointment by the Company’s Board of the new director[s] and the resignation of Dr. Gilbert and/or Dr. Wilson, as applicable. To the extent that a replacement for Dr. Wilson is not identified prior to the distribution, it is expected that Dr. Wilson will be replaced on the audit committee by either Dr. Henderson or Dr. Langer, and the final Information Statement will reflect as such.

Historical Compensation of our Executive Officers…, page 88

41.	Comment: We note the summary compensation table indicated does not necessarily reflect the compensation these individuals will receive after the distribution. Please expand the discussion to tell us when specifically you anticipate the compensation committee will determine the compensation levels of Myriad Pharmaceuticals’ executives. In addition, please explain the basis upon which these executives are compensated in the interim period. Any plans, arrangements, agreements, and understandings, either oral or written, with respect to the compensation, including option awards, to be received by Myriad Pharmaceuticals’ executives should be specified.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Response: In response to this comment, the Company has revised the disclosure on page 93 of the Information Statement to state that, prior to the completion of the separation, the Company’s compensation committee will determine the compensation of the Company’s executive officers to be effective following the separation, and that until the completion of the separation, the executive officers will be compensated according to their existing arrangements with Myriad Genetics. The Commission is supplementally advised that the Company expects the compensation committee will make these determinations in June 2009 and the Company will incorporate this information into a subsequently filed amendment to the Registration Statement. To the extent that such determinations are made after the Registration Statement is declared effective, the Company will file a Current Report on Form 8-K as required.

42.	Comment: Please explain why you have not entered into employment agreements with your executive officers.

Response: The Company respectfully submits that the disclosure on page 16, as well as pages 90 and 95, of the Information Statement, states that the Company intends to enter into standard, at-will employment agreements with no defined terms, and retention agreements with each of its executive officers.

Potential Payments Upon Termination or Change-in-Control, page 94

43.	Comment: It appears the separation could be considered a termination without cause and/or provides an executive with “good cause” for separation. Please tell us supplementally whether the executive officers covered by such agreements have waived any claims they may have to compensation as a result of the separation. If the executive officers will receive any compensation from Myriad Genetics in addition to the compensation they will receive from Myriad Pharmaceuticals, please discuss this compensation.

Response: The Commission is supplementally advised that prior to the separation Myriad Genetics will obtain waivers from its executive officers with respect to any compensation such officer may arguably be entitled to from Myriad Genetics as a result of the separation. Myriad Genetics has had such discussions with the executives and does not believe that there will be any issues with respect to such waivers.

*        *        *        *        *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein.

We hope that the above responses and the related revisions to the Registration Statement contained in Amendment No. 1 will be acceptable to the Commission. Please do not hesitate to call Jon Kravetz or Brian Keane of this firm at (617) 542-6000 with any comments or questions regarding Amendment No. 1 and this letter. We thank you for your time and attention.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Sincerely,

/s/ Brian P. Keane
Brian P. Keane

cc:	Securities and Exchange Commission

Mark Brunhofer
Dana Hartz
John Krug
Jeffrey Riedler

Myriad Pharmaceuticals, Inc.

Adrian N. Hobden, Ph.D.
Robert Lollini
Andrew Gibbs

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan Kravetz
Ann Margaret Eames